SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            Valence Technology, Inc.
                            -------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   918914-10-2
                                -----------------
                                 (CUSIP Number)


                                December 31, 2001
                        --------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [  ]     Rule 13d-1(b)

                  [  ]     Rule 13d-1(c)

                  [X]      Rule 13d-1(d)

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918914 10 2                                          Page 2 of 8 Pages
---------------------                                          -----------------

     1)   Name of Reporting Person
          Carl E. Berg
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [X]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          United States of America
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  530,180
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  5,689,971
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  530,180
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power   5,689,971
--------------------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          6,220,151
--------------------------------------------------------------------------------
    10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          |_|  Not applicable.
          (See Instructions)
--------------------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          13.7%
--------------------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1)   Name of Reporting Person
          Berg & Berg Enterprises, LLC
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [X]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          United States of America
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  5,489,971
                            ----------------------------------------------------
    By Each Reporting       7) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power   5,489,971
--------------------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          5,489,971
--------------------------------------------------------------------------------
    10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          |_|  Not applicable.
          (See Instructions)
--------------------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          12.1%
--------------------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1)   Names of Reporting Person
          West Coast Venture Capital Limited, L.P.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [X]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          California
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  3,083,297
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power   3,083,297
--------------------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          3,083,297
--------------------------------------------------------------------------------
    10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          |_|  Not applicable.
          (See Instructions)
--------------------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          6.8%
--------------------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1)   Names of Reporting Person
          Clyde J. Berg, and individual and Trustee, 1981 Kara Ann Berg Trust
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [X]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          California
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  330,000
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  4,795,973
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  330,000
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power   4,795,973
--------------------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          5,125,973
--------------------------------------------------------------------------------
    10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          |_|  Not applicable.
          (See Instructions)
--------------------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          11.3%
--------------------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

Item 1. (a) The name of the issuer is Valence Technology, Inc. (the "Company").

        (b) The principal executive offices of the Company are located at 650 Bridge Point Parkway, Suite 415, Austin, Texas 978730.

Item 2. (a) The  names of the  filing  persons  are  Carl E.  Berg,  Berg & Berg
            Enterprises, LLC ("BBE"), West Coast Venture Capital Limited, L.P. ("WCVC") and Clyde J. Berg, Trustee, 1981 Kara Ann Berg Trust ("Trust").

         b) The business address for Carl E. Berg, BBE, WCVC, and Trust is 10050 Bandley Drive, Cupertino, California 94014.

        (c) Carl  E. Berg is  a citizen of the  United States of America.   BBE,
            WCVC,   and Trust   are organized  under the  laws  of the  state of
            California.

        (d) The title of the class of securities is Common Stock.

        (e) The CUSIP number of the Common Stock is 918914 10 1.

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a:

        This statement is being filed pursuant to 13d-1(d).

Item 4. Ownership.

          According to the Company's Quarterly Report on Form 10-Q filed on November 14, 2001, there are 45,552,310 shares of Common Stock issued and outstanding.

     CARL E. BERG

          The following information relates to shares of Common Stock for which Carl E. Berg holds voting or dispositive authority.

     (a)  Number of shares beneficially owned: 6,220,151

     (b)  Percent of class: 13.7%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote: 530,180

          (ii) Shared power to vote or to direct the vote: 5,689,971

          (iii) Sole power to dispose or to direct the disposition of: 530,180

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
               5,689,971

          Carl E. Berg may purchase up to 286,180 shares pursuant to options exercisable within 60 days. Mr. Berg has sole voting and dispositive authority over 94,000 shares owned by Berg & Berg 401(k) plan and 200,000 shares owned by Berg Group, L.P. Mr. Berg has shared voting and dispositive authority as the sole manager of BBE, the sole general partner of WCVC, over 3,083,297 shares held by WCVC, 409,900 shares held by BBE and warrants to purchase 1,996,774 shares of common stock held by BBE .

          Carl E. Berg disclaims beneficial ownership of the 3,083,297 shares held by WCVC, the 409,900 shares held by BBE, and the 1,996,774 warrants held by BBE except to the extent of his pecuniary interest therein.

     BERG & Berg Enterprises, LLC

          The following information relates to shares of Common Stock for which BBE holds voting and dispositive authority.

     (a)  Number of shares beneficially owned: 5,489,971

     (b)  Percent of class: 12.1%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 5,489,971

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
               5,489,971

          BBE has shared voting and dispositive authority over 409,900 shares held by BBE and 1,996,774 warrants held by BBE. BBE has shared voting and dispositive authority as the sole general partner of WCVC over 3,083,297 shares held by WCVC. BBE disclaims beneficial ownership of the 3,083,297 shares held by WCVC, except to the extent of its pecuniary interest therein.

     WEST COAST VENTURE CAPITAL LIMITED, L.P.

          The following information relates to shares of Common Stock for which WCVC holds voting and dispositive authority.

     (a)  Number of shares beneficially owned: 3,083,297

     (b)  Percent of class: 6.8%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 3,083,297

          (iii)Sole power to dispose  or to direct  the  disposition  of: 0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
               3,083,297

     CLYDE J. BERG, an individual and SOLE TRUSTEE OF 1981 KARA ANN BERG TRUST

          The following information relates to shares of Common Stock for which Trust holds voting and dispositive authority.

     (a)  Number of shares beneficially owned: 5,125,973

     (b)  Percent of class: 11.3%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote: 330,000

          (ii) Shared power to vote or to direct the vote: 4,795,973

          (iii) Sole power to dispose or to direct the disposition of: 330,000

          (v)  Shared  power  to  dispose  or  to  direct  the  disposition  of:
               4,795,973

          Clyde J. Berg has sole voting and dispositive authority over 330,000 shares held by Clyde J. Berg. Clyde J. Berg has shared voting and dispositive authority over 4,795,973 shares held by Trust.

          Clyde J. Berg disclaims beneficial ownership of the 4,795,973 shares held by Trust.

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        See responses in Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        This schedule is filed pursuant to Rule 13d-1(d). The responses to Items 2(a)-(c) identify each of the persons filing this statement.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10.Certification.

        Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002



------------------------------------        ------------------------------------
Clyde J. Berg, an individual and            Carl E. Berg
Sole Trustee of the 1981 Kara               Signing as an individual, as manager
Ann Berg Trust                              of Berg & Berg Enterprises, LLC, and
                                            as the sole general partner of  West
                                            Coast Venture Capital Limited, L.P.


                                  EXHIBIT INDEX

EXHIBIT I                         Joint Filing Agreement

EXHIBIT I

                             Joint Filing Agreement

     Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the beneficial ownership of Common Stock of Valence Technology, Inc. to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

February 14, 2002



------------------------------------        ------------------------------------
Clyde J. Berg, an individual and            Carl E. Berg
sole Trustee of the 1981 Kara               Signing as an individual, as manager
Ann Berg Trust                              of Berg & Berg Enterprises, LLC, and
                                            as the sole general partner of  West
                                            Coast Venture Capital Limited, L.P.